EXHIBIT 99.2

Press Release

For immediate release

Liminal BioSciences Announces Resubmission of Biologics License Application to U.S. Food and Drug Administration for Ryplazim® (plasminogen) for Treatment of Congenital Plasminogen Deficiency

•	Results from pivotal phase 2/3 study met co-primary endpoints for improvement in trough plasminogen activity levels and reduction in lesion size

•	Pending approval, potential for Ryplazim® (plasminogen) to be first FDA-approved therapy for treatment of congenital plasminogen deficiency

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – September 8, 2020 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today announced that the Company, through its U.S. subsidiary Prometic Biotherapeutics Inc., has filed a resubmission of the Biologics License Application (BLA) for Ryplazim® (plasminogen) (Ryplazim®) with the U.S. Food and Drug Administration (FDA) for the treatment of congenital plasminogen deficiency (C-PLGD).

“The resubmission of this BLA represents a significant milestone for Liminal BioSciences and we believe it has meaningful potential for patients and families affected by congenital plasminogen deficiency,” said Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “We look forward to continuing to work with the FDA toward our goal of achieving regulatory approval and making Ryplazim® available to patients with this congenital rare disease in the United States.”

“C-PLGD is a rare multisystem disorder that can have a profound effect on a patient’s health and quality of life. With no approved treatment available, C-PLGD is an area of significant unmet need throughout the world,” stated Dr. Amy Shapiro, Chief Executive

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Officer and Co-medical Director at the Indiana Hemophilia & Thrombosis Center, Inc. and principal investigator in the pivotal clinical trial supporting the BLA resubmission.

In a pivotal phase 2/3 clinical trial for the treatment of C-PLGD, the Company enrolled 15 patients with C-PLGD, including six pediatric patients, for 48 weeks of therapy with Ryplazim®. All of the patients treated with Ryplazim® achieved at least the targeted increase from baseline in their individual trough plasminogen activity levels through 12 weeks of therapy. In addition, all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within 48 weeks of initiating therapy. Adverse events reported in the clinical study were characterized as mild, with no patient deaths, serious adverse events or adverse events that caused study discontinuation reported.

“We are grateful to all of the stakeholders who have worked tirelessly to help us reach this milestone, including our dedicated teams in manufacturing, quality control and clinical research at Liminal BioSciences and the study investigators, patients and families who have supported this development program for Ryplazim®. We are committed to bringing patients potentially the first FDA-approved treatment option for C-PLGD that could make a positive difference in their lives,” stated Ms. Moira Daniels, Head of Regulatory Affairs and Quality Assurance for Liminal BioSciences.

In 2017 the Company received a Complete Response Letter (CRL) in response to a BLA submission for Ryplazim®. The Company believes that the resubmission addresses the deficiencies outlined in the CRL, which were related to certain manufacturing procedures. The Company further believes that the amended BLA represents a Class 2 resubmission that would provide for a Prescription Drug User Fee Act (PDUFA) date for FDA review and action within six months from the date of the resubmission. Pending confirmation from the FDA that the resubmission addresses the issues raised in the CRL, current published guidance from the FDA is that they will indicate the new action due date in writing to the Company within 14 days of receipt of the BLA resubmission. The FDA previously granted Orphan Drug and Rare Pediatric Disease Designations for Ryplazim® for the treatment of C-PLGD.

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Under the FDA’s rare pediatric disease designation and voucher programs, the FDA may grant a priority review voucher (PRV) to a sponsor who receives a product approval for a “rare pediatric disease,” which is defined as a disease in which serious or life-threatening manifestations primarily affect fewer than 200,000 people in the U.S. Subject to FDA approval of Ryplazim® for the treatment of C-PLGD, the Company may be eligible to receive one priority review voucher, which then could be redeemed to receive priority review for a subsequent marketing application or sold or transferred to another company.

About Congenital Plasminogen Deficiency

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis. Patients may be born with the inability to produce sufficient plasminogen naturally, a condition referred to as congenital plasminogen deficiency, or suffer an acute or acquired deficiency following a trauma or an illness. Patients with congenital plasminogen deficiency experience an accumulation of fibrin growths or lesions on mucosal surfaces throughout the body. Many cases are first diagnosed in the pediatric population and, if left untreated, can lead to organ-compromising disease manifestations. Peer-reviewed publications report that the condition may have a prevalence of 1.6 cases per million globally. Proprietary data sources and analyses involving the U.S. population suggest that the number of people potentially affected by plasminogen deficiency in the United States may be greater than these earlier epidemiological estimates. Congenital plasminogen deficiency requires lifelong therapy to avoid recurrence of lesions. There are currently no approved therapies for the treatment of congenital plasminogen deficiency.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic

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process, including fatty acid receptors such as free fatty acid receptor 1, or FFAR1 (also known as G-protein-coupled-receptor 40, or GPR40), a related receptor (G-protein-coupled receptor 84, or GPR84) and peroxisome proliferator-activated receptors, or PPARs. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial in 2H-2020 to evaluate multiple ascending doses of fezagepras in both healthy volunteers and patients, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. The optimal dose and dosing regimen of fezagepras is expected to be further evaluated in Phase 2 clinical trials in selected fibrosis indications pending the results of the Phase 1 clinical trial.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim® (plasminogen), or Ryplazim®, for which the Company, through its’ US subsidiary, Prometic Biotherapeutics Inc., has resubmitted a BLA on September 4, 2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. Ryplazim® has previously been granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Our Canadian center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association (PPTA). Our American center located in Amherst, New York is licensed by the State of New York and its’ BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐

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looking information includes statements concerning, among other things, statements with respect to the timing of any planned BLA resubmission acceptance, approval, or PDUFA date, development of R&D programs and the timing of initiation of clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 pandemic on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F as amended for the year ended December 31, 2019 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

Investor Contact

Matt Lane

matt@gilmartinir.com

+1 617.901.7698

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